Ms. Julia Griffith	Sent via Electronic Mail

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

November 29, 2021

Re:	Veloce Cap Fund 1 LP
Offering Statement on Form 1-A
Filed October 27, 2021
File No. 024-11689

Dear Ms. Griffith:

In response to your letter dated November 10, 2021 regarding Offering Statement on Form 1-A of Veloce Cap Fund 1 LP, filed on October 27, 2021 with file number 024-11689, we hereby submit the following response. Each line item below corresponds to the comment number in your letter followed by our response:

Offering Statement on Form 1-A

Investment Risks

There may be Investment Company Act Risks which may result in the Fund acquiring legal fees, page 32

1.	Comment: We note your disclosure that the Fund intends to avoid becoming subject to the Investment Company Act of 1940. Please provide a detailed analysis explaining whether you believe the Fund’s activities – as described in the Offering Circular – would result in the Fund meeting the definition of an investment company under Section 3(a)(1) of the 1940 Act. To the extent that the Fund intends to rely on the exception from the definition of “investment company” provided by Section 3(c)(1) of the 1940 Act, please explain how the Fund, which is conducting a public offering of securities under Regulation A, is eligible to rely on this exception for private offerings. To the extent that the Fund intends to rely on the exception provided by Section 3(c)(5)(C), please explain how the Fund’s business activities and redemption policy are consistent with the eligibility requirements of that section. In particular, please analyze how (i) originating loans; (ii) making, purchasing, originating, funding, acquiring and/or otherwise selling loans secured by interests in personal property; and (iii) providing Limited Partners with redemption rights are consistent with Section 3(c)(5)(C).

*Admitted in Arizona and New Jersey ** Admitted in Massachusetts and Rhode Island only ***Admitted in New York****Admitted in Oregon

November 30, 2021

Response:

In response to the Staff’s comments, the Fund intends to rely on Section 3(c) exemptions under the Investment Company Act of 1940 (the “1940 Act”), to the extent applicable.

We note that the Section 3(c)(1) exemption may not be available because the Regulation A Offering is a public offering which may have 100 or more investors. However, we believe that the Fund’s business activities and redemption provisions are consistent with the eligibility requirements under Section 3(c)(5)(C).

The Fund’s Offering Circular provides that the Fund “has been organized to conduct the following business: to make, purchase, originate, fund, acquire and/or otherwise sell loans secured by interests in real or personal property located throughout the United States with primary focus in New Jersey.” Section 3(c)(5)(C) provides an exception from the definition of investment company for any issuer that is “primarily engaged in ... purchasing or otherwise acquiring mortgages and other liens on and interest in real estate. The Staff has issued various no action letters under Section 3(c)(5)(C) in which it has taken the position that an issuer may rely on the exception provided by Section 3(c)(5)(C) if at least 55% of its assets consist of mortgages and other liens on and interests in real estate (“qualifying interests”) and the remaining 45% of its assets consist primarily of real estate-type interests. See Citytrust, SEC Staff No-Action Letter (Dec. 19, 1990); and Greenwich Capital Acceptance Inc., SEC Staff No-Action Letter (Aug. 8, 1991). The Staff has also taken the position that a “qualifying interest” is an asset that represents an actual interest in real estate or is a loan or lien fully secured by real estate. See Capital Trust, Inc., SEC Staff No Action Letter (May 24, 2007) (The Staff has “not objected if an issuer treats as qualifying interests, among other things, fee interests in real estate, mortgage loans fully secured by real property, notes secured by aa pool of whole mortgage loans, second mortgages secured by real property, and leasehold interests secured solely by real property.)

Here, the Fund is a commercial lender that originates loans secured primarily by real estate in New Jersey. Although the Fund may be involved in lending activities secured by interests in personal property, the Fund does not intend to make such lending activities as its primary business. The Fund intends that (1) at least 55% of the assets it owns are qualifying assets, which consists of real estate fee interests or loans secured exclusively by real estate, and (2) at least 45% of the Fund’s assets consist of real estate related investments, subject to reduction to the extent that assets described in (1) exceed 55%. As such, because the Fund is primarily acquiring “qualifying interests” in real estate, as that term has been defined by the Staff, the Fund meets the qualifications required for purposes of the exclusion from the definition of investment company provided by Section 3(c)(5)(C) of the 1940 Act.

November 30, 2021

Additionally, the Fund is not issuing redeemable securities to investors as defined in Section 2(a)(32) of the 1940 Act. There are substantial restrictions placed in the Fund’s redemption /withdrawal provision. First, the lock-up period for a redemption is 24 months before any limited partner may withdraw from the Fund. Thereafter, the limited partner must provide the Fund with a notice to withdraw, and the redemption is wholly subject to the General Partner’s approval. As an additional limitation, the Fund may only provide a redemption if (1) the redemption does not adversely impact the Fund’s ability to invest in loans and properties; and (2) the maximum aggregate amount of capital that the limited partner may withdraw is limited to 10% of the total outstanding capital of the Fund. Furthermore, the Fund has suspension rights in the event that the Fund (i) cannot reasonably practicably withdraw the limited partner without being detrimental to the Fund or its Limited Partners, as determined by the sole and absolute discretion of the General Partner; or (ii) that the General Partner has determined to dissolve the Fund. See e.g., Nebraska Higher Educ. Loan Program, Inc., SEC No-Action Letter (Apr. 3, 1998); DSM Co., SEC No-Action Letter (Nov. 5, 1986); Redwood Mortgage Investors VII, a Cal. LTD P’ship, SEC No-Action Letter (Jan. 5, 1990) (limited partnership interest were not redeemable when, among other restrictions, limited partners could withdraw their capital, to the extent funds were available (1) after one year subject to a 10 percent early withdrawal penalty, (2) beginning after five years in at least twenty quarterly installments, or (3) beginning after five years in four equal installments, etc.).

In addition, the Fund provides various warnings to the investors throughout the Offering Circular that their investments are at-risk and that they may not able to receive approximately proportionate share of the issuers current net assets of the cash equivalent thereof. Specifically, the Offering Circular provides that the investments are suitable only to those investors who may potentially lose their investments, and the investment in the Fund involves a high degree of risk, including real estate, market, liquidity, and default risks. These factors lead to the downside risk and loss of investors’ investments.

For these reasons, the Fund is exempt from registration as an investment company under the Section 3(c)(5)(C) of the 1940 Act.

Very truly yours,

GERACI LAW FIRM

/s Tae Kim
Tae Kim kim@geracillp.com (949) 379-2600

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